FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2011

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Publicly-Held Corporation Corporate Taxpayer’s Registry (CNPJ/MF) number 47.508.411/0001-56

MATERIAL FACT

Companhia Brasileira de Distribuição (“CBD”), in compliance with the provision set forth by Law no. 6,404/76,  Section 157, Paragraph 4, and by CVM Instruction no. 358/02, does hereby inform its shareholders and the market as a whole that it has concluded negotiations with Sendas S.A. on the acquisition, by Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”), a CBD subsidiary company, of the residual shares issued by Sendas Distribuidora S.A. (“Sendas Distribuidora”),  held by Sendas S.A. With such acquisition, CBD and its controlled companies Sé Supermercados Ltda. and Barcelona become holders of 100% of Sendas Distribuidora’s total corporate and voting capital, of which they already own 57.43%.

On February 23rd, 2011, the transaction was approved by CBD Board of Directors. However, the abovementioned acquisition is subject to approval by CDB Annual Shareholders’ Meeting, which represents a condition that may suspend the validity of the transaction. Said meeting shall be held on March 14, 2011.

Considering that the value of CBD’s accounting net worth was, on December 31, 2010, of R$ 7,145,325,329.46, the price of acquisition of Sendas Distribuidora does not constitute a significant investment to CBD, under Law no. 6,404/76, Section 256, Subsection I. However, we clarify that the analysis on whether Law no. 6,404/76, Section 256, Subsection II shall apply depends upon evaluation yet to be concluded. Thus, as the case might be, the acquisition will be submitted to the Annual Meeting for ratification, pursuant to Law no. 6,404/76, Section 256, Paragraph 1, whereupon CBD’s shareholders will be duly informed on the dissenting shareholders’ possibility to exercise their dissenting rights, and the conditions for such, under the abovementioned Section 256.

Should the acquisition be approved at a CBD Annual Meeting, then Barcelona will acquire  250,001,000 common shares class A, issued by Sendas Distribuidora, representing 50% of this company’s voting capital, for the total amount of R$ 377,000,000.00, in seven (7) installments, the first one in the amount of R$ 59,000,000.00, to be paid on the date of the closing of the acquisition, and the remaining balance, in the total amount of R$ 318,000,000.00, in 6 equal, consecutive, annual installments of R$ 53,000,000.00 each, the first one being due on July 1st, 2011, in that the 4th, 5th, 6th and 7th installments shall be monetarily updated under the IPCA’s positive variation, based on the month of July 2010.

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São Paulo, February 23 rd 2011

Companhia Brasileira de Distribuição

Vitor Fagá de Almeida

Investors Relations’ Officer

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 23, 2011	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.